Exhibit 2.0

(Translation from the Italian original which remains the
definitive version)

Banca Intesa S.p.A.

Report of the auditors
on the ratio for the exchange of shares
pursuant to article 2501-sexies of the
Italian Civil Code*

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

* With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of this report would not impair the independence of KPMG S.p.A. under the U.S. independence requirement.

KPMG S.p.A.
26 October 2006

(Translation from the Italian original which remains the definitive version)

Report of the auditors on the ratio for the exchange of shares pursuant to art. 2501-sexies of the Italian civil code

To the Shareholders of
Banca Intesa S.p.A.

1                                         Purpose and scope of this report

On 14 September 2006, upon the request of Banca Intesa S.p.A. (“Banca Intesa” or the “Bank”), the Presiding Judge of the Milan Court appointed us to prepare our report on the ratio for the exchange of shares of Banca Intesa and of Sanpaolo IMI S.p.A. (“SPIMI”), in accordance with article 2501-sexies of the Italian Civil Code. To this end, the Board of Directors of Banca Intesa has provided us with the merger project together with a report prepared by the board (the “Report”) which identifies, explains and justifies the exchange ratio pursuant to article 2501-qunquies of the Italian Civil Code, and the financial statements as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-quater of the Italian Civil Code.

The proposed merger project will be subject to approval of the Shareholders of Banca Intesa at the extraordinary meeting to be held on 30 November 2006 on first call or on 1 December 2006 on second call (if required).

Similarly, the Shareholders of SPIMI will also be called to approve the project at an extraordinary meeting to be held on 30 November 2006 on first call or on 1 December 2006 on second call (if required).

The audit company PricewaterhouseCoopers S.p.A. (“PWC”) was appointed by the Presiding Judge of the Turin Court on 29 September 2006 to prepare an equivalent report for SPIMI.

2                                         Summary of the transaction

The transaction covered by this report may be summarised also considering the press releases published by the two banking groups and the activities that the two boards of directors carried out on 26 August and 12 October 2006.

Boards of directors’ meetings of 26 August 2006: announcing the project

During the respective meetings held on 26 August 2006, the boards of directors of Banca Intesa and SPIMI approved the content of a Master Agreement and the guidelines for the project for

Banca Intesa S.p.A.
Report of the auditors
on the ratio for exchange of shares
26 October 2006

the merger of the two banking groups (the “Project”), which will lead to the creation of a new banking player that:

•                 will be one of the top banking groups of the Euroland, with a market capitalisation exceeding €65 billion;

•                 will be the Italian banking leader, with more than 13 million customers, an average market share of 20% in all business sectors and a network that, before the sales described later on, comprises more than 6,000 branches in Italy, adequately spread out and well positioned throughout the country;

•                 will have a targeted post-merger profit of €7 billion for 2009, with an average annual growth in net profit of roughly 13%.

With respect to corporate governance, the Project provides that:

•                 the bank resulting from the merger will adopt a “dualistic” corporate governance system with a Supervisory Committee and a Management Committee;

•                 the new bank will adopt an organisational model focused on the “Local Banking” concept, providing for the integration of the two networks, unifying the logo, where local logos are not present.

The share exchange ratio proposed in the Project is 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI. This ratio, which was approved on 26 August on a preliminary basis by the board of directors of Banca Intesa, was however conditional to the findings of the financial and legal due diligence assistance reviews that, according to the provisions of the Master Agreement, was completed before 30 September 2006.

For complete disclosure purposes, we note that ratio of the ordinary shares of Banca Intesa to those of SPIMI calculated on the basis of the arithmetic average of the thirty trading days prior to 23 August 2006 (which is when the first rumours about the merger started to spread) is 3.115.

Period prior to the board of directors’ meeting of 12 October 2006: agreement with Crédit Agricole S.A. and due diligence assistance reviews

As part of the Project, in order to protect the strategic interests of Crédit Agricole S.A. (“Crédit Agricole”, the majority shareholder of Banca Intesa) in Italy, as well as preserving the interests of all the other Shareholders, Banca Intesa and Crédit Agricole signed an agreement on 11 October 2006 (the “Agreement”) that covers various issues, especially the following:

•                 Branches: subject to the obtainment of the authorisation from the relevant authorities and the signing of the merger deed between Banca Intesa and SPIMI, the Agreement provides for the sale against cash consideration of approximately €6 billion of:

•                 the 100% equity investment in Cassa di Risparmio di Parma e Piacenza S.p.A. (“Cariparma”) for €3.80 billion;

•                 the 76.05% equity investment in Banca Popolare FriulAdria S.p.A. (“FriulAdria”) for €0.84 billion;

•                 193 Banca Intesa branches for €1.33 billion.

In this respect, as clarified in the Report, the board of directors of Banca Intesa appointed Mr. Paolo Iovenitti to check the adequacy of the agreed consideration. Further to this sales transaction, Banca Intesa will record a gain of approximately €4 billion.

•                 Asset management: the feasibility of a plan for the creation of a global leader from the combination of the asset management business of the Crédit Agricole Group and the new Group will be checked. Should this plan not be feasible, the Agreement provides that Crédit Agricole is granted a put option (with a corresponding call option for Banca Intesa) for the sale (acquisition) of 65% of CAAM SGR S.p.A. (limited to the assets already belonging to Nextra SGR S.p.A.) for a consideration equal to the amount that Crédit Agricole paid to Banca Intesa for the acquisition of Nextra SGR S.p.A. in 2005, decreased by any dividends collected and increased by the notional cost of borrowings accrued during such period.

As in the case of the branch sale, the board of directors of Banca Intesa appointed Mr. Paolo Iovenitti to analyse the financial terms of the above transaction.

•                 Consumer credit: the current agreements will be maintained for three years, after which a possible change in the shareholding structure of Agos S.p.A. will be taken into account, by giving Crédit Agricole the opportunity to buy the 49% stake currently held by Banca Intesa.

Within the required deadlines, as provided for in the Master Agreement, the two banks completed their reciprocal financial due diligence assistance reviews of the separate and consolidated financial statements of Banca Intesa and SPIMI as of and for the year ended 31 December 2005 and consolidated interim financial statements as of and for the six months ended 30 June 2006, supported by their auditors, Reconta Ernst & Young (“REY”) for Banca Intesa and PWC for SPIMI, as well as the relevant legal due diligence assistance reviews. As confirmed by the boards of directors of the two banks, their analyses of did not identify any issues, in relation to the figures analysed, that would require an adjustment to the share exchange ratio already announced.

Board of directors’ meeting of 12 October 2006: definition of the Project

The boards of directors of the two banks jointly presented the key elements of the Project to the financial community on 13 October 2006, which were those outlined during the Banca Intesa’s board’s meetings of 26 August 2006, to which the meeting held on 12 October 2006 and the related Report on the merger project pursuant to article 2501-quinquies of the Italian Civil Code made reference.

They include the following:

•                 the project provides for a “mutually-agreed merger of equals”. This transaction will lead to the creation of a domestic banking leader in all main product and service sectors, since the two banking groups are highly complementary in both geographical and business terms. It will also lead to the creation of one of the top European banking players in terms of its financial position and performance as well as its market capitalisation;

•                 the two banking groups have analogous structures and similar organisational models. This will enable the resulting group to benefit from significant synergies as well as to achieve scope economies in terms of production, where the existence of specialised product portfolios and product innovation are a success factor, according to the experience of the European leading banking groups;

•                 the retail division management will be based in Turin while the corporate division and merchant banking managements will be based in Milan;

•                 the Project will be implemented through the merger of SPIMI into Banca Intesa;

•                 Mr. Angelo Provasoli (the “Advisor”) assisted and supported the board of directors in fixing the exchange ratio proposed to the Shareholders of Banca Intesa; their results were confirmed by the valuation reports prepared by Gruppo Banca Leonardo S.r.l. (“GBL”) and Merril Lynch International (“ML” and GBL and ML together the “Financial Advisors”), the financial advisors of Banca Intesa’s board of directors;

•                 the exchange ratio proposed by the board of directors, which adopted the valuations made by its Advisors, taking into account the findings of the due diligence assistance reviews, confirmed that identified and calculated on a preliminary basis by the board of directors of Banca Intesa on 26 August 2006, ie, 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI.

On 16 October 2006, SPIMI announced that the prospected listing of Eurizon ( the “prospected Eurizon transaction”) had been postponed to 2007, pending the structuring of the asset management business of the new bank. For complete disclosure purposes, we note that such prospected transaction is part of a wider restructuring plan of the fund management and pension fund business of SPIMI, which includes the launch by Eurizon of a takeover bid for the shares of Banca Fideuram S.p.A. (“Fideuram”) held by third parties.

The Project is subject to the obtainment of the authorisations from the relevant authorities.

3                                         Nature and extent of this report

The purpose of this report is to provide the Shareholders with adequate information about the application of the valuation methods adopted by the directors to determine the ratio for the exchange of shares and any valuation difficulties they may have encountered. This report also includes our opinion about whether, under the circumstance, such methods are reasonable and not arbitrary and the relative importance the directors gave to each of such methods, as well as whether they have been correctly applied.

We have not performed a valuation of the banks. This was done by the boards of directors and the professional advisors appointed by them.

4                                        Documentation utilised

In performing our work, we obtained directly from Banca Intesa and from the auditors of SPIMI, such documentation and information as was considered useful in the circumstances. We analysed such documentation as was made available to us for this purpose and, in particular:

a)              the proposed merger project and the reports of the boards of directors of the two banks addressed to the respective extraordinary shareholders’ meetings, which, on the basis of the financial statements as of and for the six months ended 30 June 2006, propose a ratio for the exchange of shares as follows:

3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI excluding any cash settlement.

The board of directors calculated the share exchange ratio taking into account the strategic aspects of the Project, the share market price over the thirty trading days prior to the announcement of the Project and using the factors provided in the valuation rep orts detailed in points b) and c). The Report details the valuation criteria adopted, why they were chosen, the amounts resulting from their being used and the considerations of the directors;

b)             the valuation report prepared by the Advisor of Banca Intesa; this report, dated 12 October 2006, details the valuation criteria adopted, why they were chosen, the amounts resulting from their being used and relevant considerations;

c)              the fairness opinion on the share exchange ratio expressed by GBL and the fairness opinion of ML, as the Financial Advisors of Banca Intesa’s board of directors; such reports, dated 12 October 2006, were again prepared to support the board of directors’ decision as to the share exchange ratio;

d)             the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-quater of the Italian Civil Code by the respective Boards of Directors of the two banks and the related independent auditors’ reports;

e)              the valuation report on the share exchange ratio prepared by Citigroup Global Ltd. (“Citigroup”), as the advisor of the board of directors of SPIMI; such report, dated 12 October 2006, sets out the valuation criteria adopted and the amounts resulting from their being used;

f)                the following documentation, used by the Advisors to prepare their valuation reports, was subsequently examined, within the scope of our engagement, by our audit company:

•                 the separate and consolidated financial statements of Banca Intesa and SPIMI as of and for the year ended 31 December 2005 as well as those of their main subsidiaries, accompanied by the related reports of directors, boards of statutory auditors and independent auditors. Specifically, REY issued its audit reports on the separate and consolidated financial statements of Banca Intesa, while PWC issued its audit reports on the separate and consolidated financial statements of SPIMI;

•                 the consolidated interim financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 accompanied by the respective directors’ and independent auditors’ reports thereon;

•                 the business plans presented to the financial community; specifically, the business plans presented by SPIMI and Banca Intesa on 26 October 2005 and 13 July 2005, respectively;

•                 balance sheet and income statement projections of Banca Intesa and SPIMI for the period 2006-09 prepared by the management of the two banks after the signing of the Master Agreement with a view to obtaining stand-alone projections, estimated using consistent timeframes and underlying macro-economic and system assumptions;

•                 historical market prices and trading volumes of the ordinary and savings shares of Banca Intesa and ordinary shares of SPIMI;

•                 information prepared by the Advisor and Financial Advisors on banks operating in the same sector on an international level;

•                 financial surveys and analyses published by specialised agencies and merchant banks;

•                 the by-laws of the two banks involved in the merger;

•                 the draft by-laws of the new bank;

•                 the Agreement between Banca Intesa and Crédit Agricole for the sale of the investments in Cariparma, FriulAdria and 193 branches;

•                 financial projections of Cariparma, FiulAdria and the 193 branches involved in the sale for the period 2006-09 prepared by the management of Banca Intesa;

•                 2006 pre-actual and 2007-09 forecast figures of Eurizon;

•                 press releases and other information documents on the prospected Eurizon transaction and the takeover bid for the shares Fideuram;

•                 other data and information of a financial, performance, strategic and trading nature that the management of the two banks or their Advisors provided us with in written form or verbally;

•                 the reports on the financial due diligence assistance reviews of the separate and consolidated financial statements at 31 December 2005 and the consolidated interim financial statements at 30 June 2006 reciprocally carried out by the two banks with the support of their respective auditors;

•                 the findings of the legal due diligence assistance reviews discussed with the boards of directors of the two banks;

•                 the Master Agreement between Banca Intesa and SPIMI signed on 26 August 2006;

g)             we have also examined additional documentation as follows:

•                 data and information obtained by the Advisors and used by them to express their fairness opinions on the share exchange ratio;

•                 press releases and information made available by Banca Intesa’s and SPIMI’s investor relators;

•                 the joint presentation made by the boards of the two banking groups on 13 October 2006;

•                 the merger plan provided by the board of directors of Banca Intesa and sent to Bank of Italy;

h)             accounting and historical information and any other information considered relevant for the purposes of this report.

We also have obtained representations that, as far as the board of directors of Banca Intesa is aware, there have been no significant changes to the figures and information which we considered during our analysis.

5                                        Valuation methods adopted by the board of directors

The board of directors of Banca Intesa and its Advisor, considered it appropriate to identify individual valuation methods in accordance with current best practice, which would enable the two banks to be valued on a consistent basis.

5.1                              Methods chosen and valuation criteria

Methods chosen may be summarised as follows:

•                  The (i) “DDM”, (ii) the “discounted earnings method”, (iii) the “UEC method”, (iv) the “market multiples method” and, lastly, (v) the “linear regression method” are the main methods adopted;

•                  the (i) “market price method” and (ii) the “equity report method” have been used as control methods. As described by the board of directors of Banca Intesa and its Advisor, these methods have not been considered as main methods solely in order to ensure greater analysis coverage using analytical criteria in relation to the fact that the effect of events occurring after 23 August 2006 on the share market prices, especially Banca Intesa share, are not immediately verifiable (see the Agreement).

Furthermore, the aims of these methods are twofold: individually, they check the reliability of the results of the main methods, while jointly they can help to identify suitable adjustments to the results arising from the application of the main methods.

5.1.1                    The DDM

The DDM (“discounted dividend method”) defines the fair value (“W”) of a company based on the expected future dividends that the company will distribute to its shareholders, discounted to present value using a rate that reflects the particular risk level of equity requested by investors/shareholders for investments with similar risk peculiarities.

The method adopted requires that future dividends be estimated on an “analytical” basis over the time period covered by the financial projections of the two banks subject to the valuation, considering the assumed distributable dividends. In particular, the calculation of future dividends considered the effects arising from:

•                 the sale of the investments in Cariparma and FriulAdria and 193 branches of Banca Intesa. In particular, future dividends have been estimated for each year by applying the pay-out estimated by management to the forecast profits, net of the portion attributable to the investments and branches subject to sale;

•                 the expected cash flows arising from the prospected Eurizon transaction, considered as additional capital for SPIMI. The forecast profits have been adjusted for the effects of such cash flows and the estimated pay-out has been applied thereto to estimate future dividends;

•                 the surplus (or deficit) in the “core” tier 1 capital with respect to the minimum amount held adequate when calculating the dividend for the last period of “analytical” forecasts (Dn).

For the period subsequent to those covered by projection, the “terminal value” was calculated using the capitalisation of the “free cash flow for shareholders”, which has been calculated on the basis of the following:

•                 the average expected 2007-09 profits, adequately normalised and adjusted to take into account the effect arising from the distribution of tier 1 capital surplus, calculated using interest market rates for short-term financial assets;

•                 the retained earnings, which should be used to ensure adequate gearing ratio.

The formula used is as follows:

where:

Dt                  = dividend series estimated on the basis of the banks’ financial projections;

Ke                               = cost of equity. Ke reflects the particular risk level of the banks subject to valuation. It has been measured using the CAPM (Capital Asset Pricing Model), considering the return on risk-free investments (risk-free rate) and a premium for the specific risk of the investment in the equity of such banks, expressed by multiplying the market risk premium by the specific beta coefficient of each bank;

AC                            = additional capital ie, the expected effects on cash flows of the consideration for the sale of Crédit Agricole, net of the related tax impact (Banca Intesa) and from the prospected listing of Eurizon and the tender offer for Fideuram, assuming 100% acceptance (SPIMI);

TV                              = terminal value (TV) estimated on the basis of the free cash flow for a shareholder in perpetuity, using the following formula:

where:

Dn+1                   = “free cash flow for a shareholder in perpetuity”;

g                                         = long-term growth rate, ie, the ability of the free cash flow to grow in the long term used in the calculation of the terminal value.

5.1.2                    The discounted earnings method

The discounted earnings method defines the fair value (“W”) of a company’s equity on the basis of its ability to independently generate future profits.

Under this model, the projected profit of a company should be estimated. In this case, the projected profit includes the forecast profits for the years normalised over the time period covered by the financial projections and the average-normal profit for a subsequent indefinite period. The profits of each year have been normalised in order:

•                 to eliminate or mitigate the effect of any extraordinary or non-recurring income items;

•                 to reflect the expected impacts of the extraordinary transactions described above for the calculation of the DDM distributable dividend.

This method provides for the discounting of expected profits at present value using an interest rate considered appropriate in relation to the particular risk of the investment considered.

The following formula has been applied:

where:

NEt                           = analytical net earnings, adequately normalised, estimated for each year of the period covered by the analytical forecasts;

Ke                                 = cost of equity, quantified using the CAPM approached described above;

AC                            = additional capital, ie, the expected effects of the transactions described above for DDM on cash flows;

TV                              = terminal value (TV), obtained by capitalising in perpetuity the expected average-normal profit, estimated as the average 2007-09 forecast profits increased by the growth rate, using the following formula:

where:

NEn+1          = expected average normal net earnings in perpetuity;

g                                       = long-term growth rate.

5.1.3                     The UEC method

This is a mixed asset- and income-based method with independent measurement of goodwill. It calculates the value of the economic capital of a company on the basis of the following:

•                 the Bank’s adjusted equity;

•                 the value of the intangible asset attributable to deposits from customers (“goodwill”);

•                 the goodwill adjustment calculated by discounting, over a period of “n” years, the expected excess return in relation to the sum of adjusted equity and the value of goodwill.

The fair value (“W”) of a company’s equity is calculated using the following formula:

where:

K’                                   = adjusted equity at 30 June 2006, including the value of goodwill;

NE                                = expected average normal net earnings;

i                                             = interest rate considered adequate in relation to the type of investment, estimated using the above-mentioned CAPM approach;

i’                                         = discount rate for the additional profit (“overprofit” or “underprofit”) assumed to be equal to the risk-free rate;

n                                         = number of years over which the amount of additional profit is discounted to present value;

AC                              = additional capital.

The adjusted equity has been calculated on the basis of the book value of equity at 30 June 2006, including the profit for the first half year, and the expected balance sheet impacts of the sale of investments and 193 branches (Banca Intesa) and of the prospected Eurizon transaction (SPIMI).

The application of this method requires that the intangible assets which may be independently traded to be estimated. It is normal practice when banks are being valued that deposits from customers (deposits, assets under management and administration) be independently measured. Funding reflects the bank’s ability to attract funds and, therefore, its image, market share and customer relationships.

Funding has been measured by reference to the various consolidated items relating to deposits from customers and assets under management and administration at 30 June 2006, adjusted for the portion pertaining to minority interests. Furthermore, the amounts attributable to Cariparma, FriulAdria and the 193 branches have been separated from such consolidated adjusted figures. Fideuram’s assets under management have been measured using a particular coefficient. Goodwill has been measured using multiplying coefficients in line with normal valuation practice.

The expected average-normal profit has been calculated based on the 2005 consolidated profit and 2006-09 consolidated profit forecasts. Such amounts have been normalised, as already described for the discounted earnings method.

5.1.4       The market multiples method

Under this method, the value of a company is calculated by reference to information gathered on the equity market about companies with characteristics similar to that under valuation.

This method is carried out through the following stages:

•                 identification of a sample of comparable listed banks. In this case, comparability has been assessed with particular reference to market capitalisation. Considering that Banca Intesa and SPIMI are two of the largest banks at an European level, a sample of 21 listed banks of Euroland, Switzerland and Great Britain has been selected;

•                 calculation of the multiples (usually, at least in banking terms, the market price to expected profit ratio and the market price to equity ratio), ie, ratios of the market prices to income and asset figures of relevant banks;

•                 application of such multiples to the relevant figures of the banks under valuation. In this case, the balance sheet and income statement figures have been adjusted for the effects of the Agreement (Banca Intesa) and the prospected Eurizon transaction (SPIMI).

5.1.5       The linear regression method

Under this method, the equity value is calculated using the statistical correlation between expected ROAE and the market price to the equity book value ratio (“P/BV”)

Using this correlation, expressed using the linear regression method, the equity of a company can be estimated based on its expected profit (measured using the ROAE) and its assets (measured using its equity or book value of equity or “BV”).

The application of such method requires:

•                 identification of a sample of comparable listed banks having a significant correlation between the P/BV ratio and expected ROAE;

•                 quantification of the parameters (angular coefficient and intercept) of the interpolation straight line, using the linear regression method;

•                 calculation of a company’s equity based on the parameters identified as above and on the company’s ROAE and equity book value.

5.1.6                    The market price method

Under this method, a company’s fair value is estimated based on the direct market prices recorded during a significant period of time ending close to the valuation date.

Since it is necessary to mitigate the effect of the short-term fluctuations typical of financial markets, it is normal practice to extend the analysis of market prices to various timing intervals.

5.1.7       The equity reports method

Under this method, the unit value of shares is estimated based on the average target prices indicated by financial analysts. The method is based on a selection of a significant sample of reports issued by analysts on the shares of the banks under valuation.

5.2          Treatment of the various share classes

The merger provides for the exchange of ordinary and preferred shares of SPIMI for newly-issued shares of Banca Intesa. The board of directors of Banca Intesa calculated the exchange ratio on the following basis:

•                 SPIMI’s preferred shares have been treated as ordinary shares in line with the provisions of the bank’s by-laws for extraordinary transactions involving ordinary share capital;

•                 treasury shares held by the two banks have not been considered in the calculation of the share unit value;

•                 for the purposes of the calculation of the share unit value, the non-convertible savings shares of Banca Intesa have been measured taking into account market discounts, considering however the rights of such class of shares. In particular, the number of ordinary share equivalents has been calculated on the basis of the price spread recorded on the stock exchange market over the thirty trading days prior to 23 August 2006. Therefore, the number of shares taken into account is as follows:

•                Banca Intesa: 6,879,052,690;

•                SPIMI: 1,871,751,951.

6             Valuation problems encountered by the board of directors

The main valuation problems encountered related to:

•                 use of the consolidated financial statements as the main reference for the calculation of the adjusted equity and expected profits. This was necessary due to the complex structure of the groups headed by the banks involved in the merger. The problems emerged when adjusting the equities and profits due to the dissimilarity of minority interests in profits and equities of the various group companies and their variability over time;

•                 existence of ordinary and savings shares. Since there were differences between the market price of ordinary and savings shares, the calculation of the ordinary share unit value has meant that the number of ordinary share equivalents to the savings shares considered had to be determined;

•                 changes in the Intesa and SPIMI group structures. Following the sales of the investments in Cariparma and FriulAdria and 193 branches, problems have been encountered in calculating assets and expected profits and dividends. The financial projections have been adjusted to reflect the effect of such sales. Similarly, with respect to SPIMI, the prospected Eurizon transaction has led to adjustments to the figures used in the application of the various valuation methods. This was also necessary in order to use a consistent approach with that applied to Banca Intesa, especially in relation to the cash flows arising from the transaction.

•                 use of forecast figures. The valuation was based on the forecast figures derived from the financial projections. Such figures are, by their nature, of an uncertain nature.

7                                         Results of the valuation performed by the board of directors, approach to the assignment of Banca Intesa shares and share characteristics

7.1                               Results of the valuation performed by the board of directors

The value of the economic capitals of Banca Intesa and SPIMI, the related share unit values and consequent share exchange ratios calculated by the Advisor on the basis of the valuation methods described above and adopted by the board of directors are as follows:

		Banca Intesa		SPIMI		Exchange ratio
Valuation method		100% fair value (€ billion)	Value per share (€)(1)	100% fair value (€ billion)	Value per share (€)(1)	No. of Intesa ordinary shares for each SPIMI share (2)
Main
DDM		34.4	5.000	27.0	14.420	2.883
Discounted earnings		39.2	5.710	33.7	18.000	3.153
UEC		35.0	5.090	29.1	15.520	3.048
Linear regression	ROAE 07 P/BV	31.3	4.550	22.4	11.960	2.630
	ROAE 08 P/BV	31.6	4.590	25.1	13.390	2.918
Market multiples	P/E 2006	30.8	4.480	23.3	12.440	2.775
	P/E 2007	31.5	4.580	23.4	12.520	2.736
	P/E 2008	30.7	4.460	25.0	13.400	3.004
	P/BV 2006	36.7	5.340	31.5	16.820	3.149
	P/BV 2007	35.4	5.150	30.5	16.280	3.161
	P/BV 2008	34.1	4.960	29.9	15.980	3.225

Control
Market price	Average 30 sessions		4.500		14.020	3.115
	Average 60 sessions		4.500		13.840	3.079
	Average 90 sessions		4.570		14.150	3.099
Equity report			5.170		15.700	3.038

(1)     The value per share of the two banks has been calculated on the basis of equivalent ordinary shares

(2)     SPIMI ordinary and preferred shares

As reported by the board of directors, the exchange ratios arising from the main valuation methods range between 2.630 and 3.225 with limited variability.

Indeed, the Report clarifies that the average and median of the results obtained are 2.971 and 3.004, respectively.

In addition, the board of directors showed that the exchange ratios arising from the control methods fall within the range mentioned above. As described in the Report, in order to identify an exchange ratio range with a lower lever of dispersion than the average and median, the board of directors of Banca Intesa held it adequate to eliminate the greatest and lowest figures of the above range, therefore selecting an exchange ratio ranging between 2.736 and 3.161, the relevance of which is confirmed by the results of the control methods.

In the light of the above and considering the strategic aspects of the Project and the share market prices over the thirty trading days prior to the announcement of the merger, the board of directors of Banca Intesa has identified, within the range set out above, the following ratio for the exchange of shares to be proposed to the Shareholders in the meeting for merger of SPIMI into Banca Intesa:

•       3.115 ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI.

7.2          Approach to the assignment of Banca Intesa shares and share characteristics

In addition to the above, according to the Report:

•                 by executing the merger, the outstanding ordinary and preferred shares of SPIMI will be cancelled. The share capital of SPIMI amounted to €5,399,586,248 at 30 June 2006, comprising 1,590,672,318 ordinary shares and 284,184,018 preferred shares with a unit value of €2.88;

•                 at the same time, the Shareholders of the merged bank will be granted, on the basis of the share exchange ratio set out above, a maximum of 5,841,113,544 ordinary shares of Banca Intesa with a nominal value of €0.52 each. The share capital of Banca Intesa amounted to €3,613,001,196 at 30 June 2006, comprising 6,015,588,662 ordinary shares and 932,490,561 non-convertible savings shares with a nominal value of €0.52;

•                 there will be no cash settlements to the Shareholders of the two banks;

•                 the boards of directors or boards of statutory auditors of the two banks will be granted no special benefits;

•                 in calculating the maximum number of Banca Intesa ordinary shares to be assigned to SPIMI’s shareholders, the 284,184,018 preferred shares of SPIMI have been taken into account, to which the same exchange ratio as that established for ordinary shares will be applied;

•                 the merger deed will state that one of SPIMI’s shareholders waived its right to exchange the share fraction necessary to ensure the overall reconciliation of the merger;

•                 however, a service for the treatment of any share fractions, at market price, will be made available to the Shareholders of the new bank, without incurring any additional costs, duties or commissions;

•                 the newly-issued shares of the merging bank servicing the exchange, which will be listed in the same manner as the currently outstanding shares of Banca Intesa, will be made available to the shareholders of the merged bank using the specific methods of dematerialised shares deposited with Monte Titoli S.p.A., as of the first working day following the merger effective date under the Italian Civil Code. Such date will be made public through a specific press release on the merger published in at least one newspaper with nationwide circulation;

•                 the newly-issued ordinary shares of Banca Intesa will bear the same rights as those of the same class outstanding at the issue date; therefore such shares will have regular coupon detachment (on 1 January 2006).

8             Work done

8.1          Work done on the “documentation utilised” referred to in point 3

As already mentioned:

•                 REY audited the separate and consolidated financial statements of Banca Intesa as of and for the year ended 31 December 2005, while PWC audited the separate and consolidated financial statements of SPIMI at the same date;

•                 REY reviewed the consolidated interim financial statements of Banca Intesa as of and for the six months ended 30 June 2006 while PWC reviewed the consolidated interim financial statements of SPIMI at the same date;

•                 REY and PWC respectively reviewed the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-quater of the Italian Civil Code.

Furthermore:

•                 we obtained information from REY and PWC about with their audits of the separate and consolidated financial statements of Banca Intesa and SPIMI at 31 December 2005 and their reviews of the consolidated interim financial statements at 30 June 2006, respectively, and verified that there were no significant issues having an impact on the application of the valuation methods;

•                 we obtained information and verbal clarifications about the report on the financial due diligence assistance reviews reciprocally carried out on the respective separate and consolidated annual at 31 December 2005 and consolidate interim financial statements at 30 June 2006 by the two banks with the support of their auditors;

•                 we obtained the reports of REY and PWC on the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006, respectively, prepared in accordance with article 2501-quater of the Italian Civil Code;

•                 we obtained information and verbal clarifications about the legal due diligence assistance reviews carried out by the two banks;

•                 including through inquiries with the board of directors of Banca Intesa, we gathered information about any events that occurred after the reporting date of the consolidated interim financial statements (30 June 2006), the financial statements as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-quater of the Italian Civil Code and after the announcement of the Project, that may have a material impact on the figures calculated for the purposes of the Report;

•                 we discussed the criteria used to prepare the 2006-09 financial forecasts of Banca Intesa and SPIMI with the relevant boards of directors, which were specifically produced by the respective planning divisions for the purpose of providing a comparable basis for analysing the potentials of the new bank, subject to the limitations and uncertainties related to any kind of forecast. Meanwhile, we also verified that the above forecasts had been prepared using a consistent basis while considering the specific characteristics of each bank;

•                 through discussions with the board of directors of Banca Intesa, we gathered information about any balance sheet and income statement impacts not included in the above-mentioned 2006-09 forecasts and expected from the prospected sale of the investments in Cariparma, FriulAdria and the 193 Banca Intesa branches to Crédit Agricole.

8.2          Work done on the valuation methods

Considering the nature of our engagement:

•                 we examined the merger project, the financial statements as of and for the six months ended 30 June 2006 prepared pursuant to article 2501-quater of the Italian Civil Code and the reports of Banca Intesa’s and SPIMI’s board of directors addressed to the relevant Shareholders in connection with their extraordinary meetings;

•                 we examined the reports of the Advisors;

•                 we examined Banca Intesa’s and SPIMI’s by-laws as well as the draft by-laws of the new bank;

•                 we checked that the reasons of the board of directors of Banca Intesa and its Advisor for the adoption of the valuation methods used in the calculation of the exchange ratio were complete and not inconsistent;

•                 we performed a critical analysis of the methods used by the board of directors of Banca Intesa and any elements useful to establish that such methods were adequate, in the specific circumstances, to calculated the economic values of the two banks involved;

•                 we checked whether the valuation methods were applied consistently, including by analysing the work papers prepared by the three Advisors;

•                 we performed a sensitivity analysis, including by comparing the various valuation methods used by the three Advisors of Banca Intesa’s board of directors, in order to verify the extent to which the selected exchange ratio is affected by changes in the underlying assumptions and parameters;

•                 we checked whether the data used were consistent with the reference sources and, especially, the “documentation utilised”;

•                 we analysed and discuss the overall work performed and related results with Banca Intesa’s board of directors and the three Advisors;

•                 we discussed the work performed on the similar documentation for SPIMI with PWC;

•                 during the meetings with PWC, we discussed the valuation approach and methods adopted with Citigroup;

•                 we checked the accuracy of the calculations on which basis the exchange ratio was fixed by the board of directors and the Advisor;

•                 we obtained a representation letter signed by the legal representative of Banca Intesa, stating that, as of the date of this report, no events had occurred that would require adjustments to the data and content of the documentation analysed or to the valuations made by the board of directors for the calculation of the exchange ratio.

9             Comments on the suitability of the valuation methods and on the soundness of their results

With reference to this engagement, the decision-making process of Banca Intesa’s board of directors mainly aimed at estimating the economic values of the individual banks involved in the Project by applying consistent criteria, so that it may fix the exchange ratio. Indeed, the ultimate aim of merger valuations is not the calculation of the absolute value of the economic capitals of companies involved, but the identification of comparable values useful for the calculation of the exchange ratio. Therefore, merger valuations are meaningful only in their relative aspects and cannot be used as estimates of the absolute values of the companies involved in transactions other than the merger with respect to which they have been carried out and, accordingly, cannot be used for any other purposes.

That being said, the main considerations, in terms of reasonableness and non-arbitrariness under these circumstances, on the valuation methods used are as follows:

•                 Banca Intesa’s board of directors’ choice to adopt a multiplicity of methods for the calculation of the exchange ratio is actually reasonable and not arbitrary, also taking into account normal market practice and the characteristics of the transaction. These methods consisted in (i) the “DDM”, (ii) the “discounted earnings method”, (iii) the “UEC method”, (iv) the “multiple market method” and (v) the “linear regression method”. Moreover, the report prepared by the board of directors on the merger in question gives a complete view of the peculiarities of the various methods used and the approach to their implementation;

•                 the valuation methods adopted by the Advisor and the board of directors are those generally accepted at both national and international level and are widely accepted by financial and corporate theories dealing with valuations of banks operating in the same sector;

•                 in valuating the banks involved in the merger, the board of directors of Banca Intesa adopted criteria based on the principle of consistent valuation and their results are not only comparable for the purpose of fixing the exchange ratio but also capture the particular characteristics of each bank;

•                 the adoption of a multiplicity of methods by Banca Intesa and its Advisor has enabled them to obtain a considerable analysis coverage, leading to the identification of a range of exchange ratios that have been also confirmed by the analyses carried out by GBL and ML;

•                 the equal importance given to the main methods used by the Advisor and the board of directors in the identification of a range of reference values meant that the prioritisation of the criteria was not necessary;

•                 the board of directors of Banca Intesa fixed the exchange ratio to be subject to the Shareholders’ approval, identifying it within the above-mentioned range. Taking into account the strategic aspects of the Project, the board of directors decided to fix an amount that is in the upper half of the range, also based on the results of the control methods, especially with reference to the average market prices recorded in the thirty trading days prior to the announcement of the transaction involving the shares of Banca Intesa and SPIMI;

•                 making reference to stock market prices is reasonable for companies with a high level of market capitalisation, large and widespread float and a high level of trading volumes, as is the case of Banca Intesa and SPIMI. Furthermore, the Advisor and Financial Advisors appreciated and confirmed the soundness of the exchange ratios arising for the average stock market prices in their respective reports. The decision of Banca Intesa’s board of directors to use the mathematical average of the stock market prices in the period prior to 23 August 2006, when the first rumours about the Projects commenced to spread, seems to be appropriate;

•                 the valuations have been made on a stand-alone basis, ie, regardless of any synergies that may arise from the prospected combination of the operating activities of the two banks. The use of analytical methods, based on projections specifically made by the boards of directors of the two banks over a long time period for the purpose of providing a basis for comparison is justified since it provided the opportunity to identify the medium-term effects of the stand-alone growth of the two banks;

•                 for the purposes of their verification of any impacts of any subsequent events occurred after the Project was announced, especially with reference to the transactions covered by the Agreement and the prospected Eurizon transaction, on their calculation of the exchange ratio, the board of directors of Banca Intesa has:

•                obtained a fairness opinion on the transactions carried out with Crédit Agricole, which confirms that the agreed consideration was reasonable;

•                reflected the balance sheet and income statement items that may be related to the prospected transactions (Agreement and prospected Eurizon transaction) in the application of its valuation methods;

•                 the sample of comparable companies and the multipliers adopted in the application of the multiple market methods have been reasonably identified. We especially agree on the decision to use a sample that included the European leading banks, in relation to the size and the competitive market of the new bank;

•                 the board of directors of Banca Intesa used adjusting criteria to fix the exchange ratio taking into account the various classes of shares of Banca Intesa that are in line with relevant practice;

•                 the consideration of the board of directors about the substantial immateriality for the purposes of fixing the exchange ratio of any effects arising from the existing stock option plans is, in this case, reasonable, considering that any such effects would not be significant.

10           Particular limitations and significant issues identified during our work

The main difficulties and limitations encountered in performing this engagement are as follows:

•                 the board of directors and its Advisor adopted analytical valuation methods to fix the exchange ratio. The application of these methods entails making reference to historical profit figures as well as using financial forecasts and projections that are, by their nature, of an uncertain nature, subject to significant changes in the scenario and susceptible to variations in the reference market and the macroeconomic scenario, especially in the banking sector.

•                 although stock market prices reflect the actual values expressed by the market, they are nevertheless subject to (significant) fluctuations deriving from the volatility of the markets. However, the effect of any fluctuations in stock market prices should be contained by the use of average market prices for both banking groups.

•                 given the complex structure of the two groups, a number of problems emerged from the use of the consolidated financial statements when adjusting equities and profits, due to the dissimilarity of minority interests in profits and equities of the various subsidiaries and their variability over time;

•                 due to the sale of the investments in Cariparma and FriulAdria and the 193 branches for Banca Intesa and the prospected Eurizon transaction for SPIMI, which are extraordinary transactions that will follow the implementation of the process for the set-up of the new bank, the recalculation of expected profits and dividends is difficult. Despite the fact that it is assumed that those transactions yet to take place will happen for the purposes of the Project, the related valuation methods are such as not to be influenced for the purposes of the exchange ratio fixing;

•                 except for the transactions covered by the Agreement and the prospected Eurizon transaction, the 2007-09 financial projections prepared by Banca Intesa and SPIMI do not consider the significant extraordinary transactions carried out by the two banks and being carried out after the board of directors’ meeting of 12 October 2006. Considering the prospected acquisition of Bank of Alexandria (S.A.E.) by SPIMI and in line with normal practice for subsequent events, we analysed the related supporting documentation and discussed with Banca Intesa management the lack of any impacts of such transactions on the exchange ratio valuations made by the board of directors of Banca Intesa.

Lastly, without prejudice to the reasonableness and non-arbitrariness of the valuation methods adopted, we note that, in their Report, the board of directors fixed the exchange ratio to be subject to the approval of the Shareholders of Banca Intesa at 3.115 ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI, thus choosing one of the figures in the upper half of the range resulting from the application of the main valuation methods, “considering the strategic aspects of the transaction and the market prices over the thirty trading days prior to the announcement of the transaction”.

The above issues have been taken into account for the purposes of the preparation of this report on the suitability, in terms of reasonableness and non-arbitrariness, of the share exchange ratio.

11           Conclusions

Based on the documentation examined and the procedures listed above, and taking into account the nature and scope of our work, as disclosed in this report, we believe that the valuation methods adopted by the board of directors of Banca Intesa, including on the basis of the recommendations of its Advisors, are adequate as they are, in the circumstances, reasonable and not arbitrary. Moreover, we believe that such methods have been applied correctly for the purposes of fixing the share exchange ratio, included in the Project, at 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI.

Milan, 26 October 2006

KPMG S.p.A.

(signed on the original)

Piero Bianco
Director of Audit